SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__9__)



                            News Communications, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  652484601
           ----------------------------------------------------------
                                 (CUSIP Number)

                Nadine Shaoul, D.H. Blair Investment Banking Corp.
                44 Wall Street, New York, NY  10005 (212) 495-4163
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             October 30, 1996
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 5  pages

CUSIP No.  652484601                 13D                   Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            2,443,915
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,443,915
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,577,430
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    30.5%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  652484601                 13D           Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,443,915
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       2,443,915
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,443,915
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 4 of 5 Pages


          J. Morton Davis and D.H. Blair Investment Banking Corp. ("Blair Investment"), (together, the "Reporting Parties") hereby amend their statement on Schedule 13D relating to the common stock, $.01 par value ("shares") of News Communications, Inc. (the "Issuer") as follows:


Item 3. is hereby amended by adding the following new paragraph thereto:

          Since the previously filed Schedule 13D, Amendment No. 8, Blair Investment used its general funds to purchase 264,400 shares for an approximate purchase price of $621,306.


Item 4. is hereby partially amended by deleting the first sentence thereto and adding the following sentence at the beginning of Item 4.:


          The transactions reported herein were made for investment purposes only.


 Item 5. (a) is hereby amended in its entirety as follows:

          As of October 30, 1996,  Mr. Davis may be deemed to  beneficially own  2,577,430  (4)  shares  or 30.5% of the  Issuer's  shares  issued outstanding as follows: (i) 1,843,915 shares owned by Blair Investment, (ii) a Warrant to purchase 400,000 shares at a price of $2.50 per share from May 17, 1996 to May 17, 2001 owned by Blair Investment, (iii) a Warrant to purchase 200,000 shares at a price of $2.50 per share from May 21, 1996 to May 21, 2001, (iv) 61,915 shares owned by Rivkalex Corporation (5) and (v) 71,600 shares owned by Rosalind Davidowitz (5).


          As of October 30, 1996, Blair Investment may be deemed to beneficially own 2,443,915 shares or 29.0% of the Issuer's shares as indicated in
          (i) - (iii) above.











----------------------------------------------------------------------------

(4) Not included  herein are 379,700  shares  owned by Kinder  Investments,
L.P. ("Kinder"). Kenton E. Wood, the general partner of Kinder, is the Chairman and Chief Executive Officer of D.H. Blair & Co., Inc. ("Blair") and a stockholder and director of Blair. Certain limited partners of Kinder are stockholders of Blair. The limited partners of Kinder are the children and grandchildren of Mr. Davis. Blair Investment and Mr. Davis disclaim for
purposes  of  Section  13  or  otherwise   beneficial   ownership  of  any  News
Communications, Inc. shares owned by Kinder or Blair. Kinder disclaims for purposes of Section 13 or otherwise ownership of any News Communications, Inc. shares owned by Blair, Blair Investment, or Mr. Davis.

(5) Rivkalex Corporation is a private corporation owned by Mr. Davis' wife, Rosalind Davidowitz. Filing of this statement shall not be deemed an admission that J. Morton Davis, or Blair Investment beneficially own securities attributed to Rivkalex or Rosalind Davidowitz for any purpose. J. Morton Davis and Blair Investment expressly disclaim beneficial ownership of all securities held by Rivkalex and Rosalind Davidowitz for any purpose.

                                                         Page 5 of 5 pages


Item 5. (c) is hereby amended by adding thereto the following new paragraphs and table:


          The following open-market purchases were effected by Blair Investment in the previous sixty days:

                                  Number          Purchase price
                Date             of Shares           Per Share
                ----------------------------------------------------

               10/07/96            11,000              2.26
               10/08/96             3,000              2.27
               10/08/96            28,000              2.44
               10/08/96            11,000              2.50
               10/08/96             8,000              2.38
               10/09/96            15,000              2.50
               10/10/96            18,000              2.50
               10/15/96             2,000              2.19
               10/15/96             5,000              2.25
               10/15/96            10,000              2.38
               10/16/96             4,000              2.38
               10/16/96             8,000              2.50
               10/25/96            50,000              2.28
               10/30/96            50,000              2.28



          No other transactions were made by the Reporting Parties in the previous sixty days.




                              SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                          /s/ J. Morton Davis
Date:    November 5, 1996                 _____________________________
         New York, New York                J. Morton Davis







                                       D.H. BLAIR INVESTMENT BANKING CORP.





                                            /s/ David Nachamie
Date:    November 5, 1996                by_____________________________
         New York, New York                David Nachamie
                                           Treasurer